UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 04, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: September 04 2002

By: Luciana Bastos de Freitas Rachid
Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETROBRAS

PETROBRAS ANNOUNCES FIRST HALF OF 2002 RESULTS

(Rio de Janeiro – September 04, 2002) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.

- Consolidated sales of products and services and net operating revenues for the first half of 2002 (1H2002) totaled U.S.$ 16,305 million and U.S.$ 10,743 million, respectively, primarily reflecting the decline in oil products prices in the international market. During the first half of 2001 (1H2001) consolidated sales of products and services and net operating revenues were U.S.$ 17,859 million and U.S.$ 12,984 million, respectively.

- Consolidated net income for 1H2002 was U.S.$ 1,486 million, as compared to a net income of U.S.$ 2,690 million for 1H2001. This figure was primarily impacted by the lower prices of oil products in the international market and a 4.4% decrease in sales volumes in the domestic market from period to period.

- Adjusted EBITDA for 1H2002 was U.S.$ 3.6 billion as compared to U.S.$ 4.8 billion for 1H2001 mainly as a result of a decrease in consolidated net income.

- Earnings per share for 1H2002 decreased to U.S.$ 1.37 per share, as compared to U.S.$ 2.48 per share for 1H2001.

- In 1H2002, oil, NGL and natural gas production increased approximately 13% when compared to 1H2001, reaching an average of 1,826 thousand barrels/day. In June 2002, PETROBRAS posted a new record in the monthly output of oil and NGL in Brazil with an average of 1,550 thousand barrels/day, with 82% coming from the Campos Basin.

COMMENTS FROM THE PRESIDENT, MR. FRANCISCO GROS

Since the beginning of the year, PETROBRAS has demonstrated its ability to operate in a competitive and deregulated environment, while achieving solid operating and financial results and consolidating its leadership position in the markets in which it operates.

Operational highlights:

We set a new Brazilian semi-annual oil production record, with average production reaching 1,510 thousand barrels/day, 14.3% higher than in the first half of 2001. By comparison, the average oil production growth of companies the size of PETROBRAS was approximately 3% annually. In June 2002, production reached a remarkable 1,550 thousand barrels/day, 1.2% higher than the previous record set in May, with 82% coming from the Campos Basin.

Increased oil production, along with attractive international oil prices generated record export levels for oil, which enabled PETROBRAS to end the quarter with net imports of only 15 thousand barrels/day, allowing us to achieve near equilibrium in the trade balance for the quarter.

In 1H2002, PETROBRAS achieved several goals in the HES (Health, Environment and Safety) area. Total crude oil and oil products leakages for the first half of 2002 was 68 m^3 compared to 2,619 m^3 during the same period in 2001. We had a great reduction in fatalities and also in the Employee Lost Time Injury Frequency index for both PETROBRAS and our contracted workers. These achievements were a result of a variety of policies presently in place and significant cultural changes in all of the Company's levels that transformed PETROBRAS' methods of managing HES activities.

Financial and Corporate Highlights:

The Board of Directors approved the Company's Good Practices Code, as well as its Corporate Governance Guidelines, which, among other things, regulate aspects of the Board's operation, and promote greater consultation with preferred shareholders on certain issues. This, together with the approval of the Company's Bylaws at the General Shareholders Meeting of June 10, 2002, is an indication that PETROBRAS is implementing and adhering to strong corporate governance standards.

The Board of Directors also approved a shelf registration at the Securities and Exchange Commission (the SEC), which will allow PETROBRAS to issue up to U.S.$8 billion in fixed income or equity securities over the next 24 months. This is standard practice for large corporations and is intended to minimize the documentation required for each individual issuance, while providing PETROBRAS with greater flexibility to access the international capital markets.

On May 14 2002, in New York, PETROBRAS won three of the most important awards granted annually by the American publication Investor Relations Magazine: Best Investor Relations by a Brazilian Company, Most Improved Investor Relations and Best Annual Report. These achievements are the result of our continuous efforts to improve PETROBRAS' relations with its investors through greater disclosure and transparency of information and closer relationships with its shareholders and public interest groups.

Events subsequent to quarter-end:

There are four important events that I would like to highlight, which occurred after quarter-end and which reflect the Company's determination to achieve the targets set out in its strategic plan:

- The New York Stock Exchange launched four new indices and chose PETROBRAS to be part of two of them: The NYSE International 100 Index and the NYSE World Leaders Index.
- The Spanish Depositary Receipt-Latibex program was launched for PETROBRAS' common and preferred stock.
- PETROBRAS announced a preliminary agreement to acquire 58.6% of the capital stock of Perez Companc S.A., an integrated energy company headquartered in Argentina, for approximately U.S.$ 1.13 billion. PETROBRAS will pay a combination of U.S.$ 755 million in cash and U.S.$ 371 million in debt securities to be issued by PETROBRAS with a 6% annual coupon and a 7-year final maturity. In addition, PETROBRAS negotiated a preliminary agreement to acquire 47.1% of the capital stock of Petrolera Perez Companc S.A. for U.S.$ 56.7 million payable in cash. Completion of this transaction is contingent upon the approval of a debt restructuring plan by Perez Companc, the due diligence process, the final approval from the Board of Directors of PETROBRAS and the regulatory authorities of Argentina and Brazil.
- PETROBRAS announced a definitive agreement to acquire full control of Petrolera Santa Fe, the Argentine subsidiary of Devon Energy Corporation, for approximately U.S.$ 89.5 million. PETROBRAS intends for the transaction to be completed during the last quarter of 2002, subject to the approval of applicable Argentine authorities.

FINANCIAL DATA

Financial Highlights

U.S. $ million (except earnings per share or unless otherwise noted)

Second quarter 1Q-2002	Second quarter 2002	Second quarter 2001	Income statement data	First half 2002	First half 2001
7,476	8,829	8,524	Sales of products and services	16,305	17,859
4,729	6,014	6,430	Net operating revenues	10,743	12,984
1,874	2,711	2,938	Income from operations (1)	4,585	5,312
120	(509)	(174)	Financial income (expense), net	(389)	(480)
613	873	1,469	Net income	1,486	2,690
0.56	0.80	1.35	Basic and diluted earnings per common and preferred share	1.37	2.48
			Other data		
47.6	50.4	48.8	Gross margin (%) (2)	49.2	50.3
39.6	45.1	45.7	Operating margin (%) (3)	42.7	40.9
13.0	14.5	22.8	Net margin (%) (4)	13.8	20.7
1,379	2,208	2,314	Adjusted EBITDA (5)	3,587	4,800
37	45	33	Net debt/(Net debt + Stockholders' equity) (%)	45	33
66	67	62	Debt to equity ratio (%)(6)	67	62

(1) Income from operations is calculated as net operating revenues (before elimination of intersegment revenues) less: cost of sales, depreciation, depletion and amortization, exploration, including dry holes, and impairment for the Exploration and Production, Supply, Distribution, Gas and Energy, and International Segments.
(2) Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(3) Operating margin is calculated as income from operations divided by net operating revenues.
(4) Net margin is calculated as net income divided by net operating revenues.
(5) Adjusted EBITDA is calculated as income before income taxes and minority interest less: financial income, equity in results of non-consolidated companies, monetary and exchange variation on monetary assets and liabilities, net, plus financial expense and depreciation, depletion and amortization.
(6) Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders' equity.

U.S. $ million (except earnings per share or unless otherwise noted)

Balance sheet data	30.06.2002	31.12.2001	Δ %	30.06.2001
Total assets	33,186	36,864	-10.0	35,512
Total debt (1)	13,447	14,010	-4.0	11,428
Current	2,032	3,019	-32.7	4,092
Long-term	11,415	10,991	3.9	7,336
Net debt(2)	8,991	6,500	38.3	6,574
Stockholders' equity (3)	11,104	13,247	-16.2	13,378
Total capitalization (3) (4)	24,551	27,257	-9.9	24,806

(1) Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.
(2) Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2001 and at June 30, 2002, this item excludes Junior Notes in the amount of U.S.$150 million.
(3) Stockholders' equity includes a loss in the amount of U.S.$ 1,523 million, U.S.$ 1,867 million and U.S.$ 1,285 million, for the first half of 2002, the year ended December 31, 2001 and for the first half of 2001, respectively, related to an "Amount not recognized as net periodic pension cost".
(4) Total capitalization means shareholders' equity plus total debt.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Price Regulation and Other Government Policies

PETROBRAS' financial condition and results of operations have been, and most likely will continue to be, substantially impacted by political and economic conditions International and Brazilian.

– Pre-January 2, 2002

Until January 2, 2002, when price deregulation was fully implemented, PETROBRAS' financial condition and results of operations reflected the effects of governmental policies that the Federal Government maintained, changed or implemented to address prevailing conditions in the Brazilian economy, including the level of inflation and the level of gross domestic product. *Because the regulation of crude oil and oil* products prices was one of the tools available to the Federal Government for the control of inflation, the Federal Government periodically changed the prices at which PETROBRAS could sell its products based upon political and economic conditions in Brazil.

As part of the deregulation of the Brazilian oil and gas sector, effective July 29, 1998, the Federal Government changed its price regulation policies. Under these policies, the Federal Government continued to establish PETROBRAS' sales prices until January 2, 2002, at which time all such price controls ended, in accordance with Law 9,990.

– Post-January 2, 2002 regulations

Pursuant to the Oil Law and subsequent legislation, the crude oil and oil products markets in Brazil were opened in their entirety beginning January 2, 2002. As part of this action:

- the Federal Government deregulated fuel sales prices and fuel realization prices, and as a consequence, the PPE – Specific Parcel Price was eliminated; and

- the Contribution of Intervention in the Economic Domain Charge (Contribuição de Intervenção no Domínio Econômico - CIDE) on the importation and sale of fuels was established by Law 10,336 dated December 19, 2001. The CIDE is a per-transaction payment to the Federal Government at a set amount for different oil products based on volume that is required to be made by producers, blenders and importers upon sale and purchase of specified oil and fuel products.

OPERATING PERFORMANCE

Second Quarter				First Half	
1Q-2002	2002	2001		2002	2001
			Average daily crude oil and gas production		
1,526	1,564	1,336	Crude oil and NGLs *(Mbpd)* (1)	1,545	1,361
1,489	1,531	1,297	Brazil	1,510	1,321
37	33	39	International	35	40
1,686	1,686	1,506	Natural gas *(Mmcfpd)*	1,686	1,518
1,572	1,560	1,356	Brazil	1,566	1,374
114	126	150	International	120	144
			Crude oil and NGL average sales price *(U.S. dollars per bbl)*		
17.46	23.19	24.02	Brazil	20.42	22.19
19.18	22.10	23.37	International	20.54	23.81
			Natural gas average sales price *(U.S. dollars per Mcf)*		
1.47	1.31	1.42	Brazil	1.39	1.48
1.27	1.44	2,50	International	1.36	2.90
			Lifting costs *(U.S. dollars per boe)*		
			Crude oil and natural gas – Brazil		
6.72	6.97	6.91	Including government take (2)	6.85	6.75
3.43	2.92	3.25	Excluding government take (2)	3.17	3.28
1.97	2.46	2.08	Crude oil and natural gas – International	2.21	2.16
			Refining costs *(U.S. dollars per boe)*		
0.94	1.03	0.97	Brazil	1,00	1.07
1.17	0.96	1.19	International	1.07	1.14
			Refining and marketing operations *(Mbpd)*		
			Brazil		
1,931	1,931	1,931	Installed capacity	1,931	1,931
1,662	1,624	1,631	Primary throughput	1,643	1,614
85%	82%	85%	Utilization	84%	85%
			International		
91	91	60	Installed capacity	91	60
60	34	28	Primary throughput	47	29
66%	79%	60%	Utilization	68%	61%
81	77	75	**Domestic crude oil as % of total feedstock processed**	79	78
			Imports *(Mbpd)*		
281	360	414	Crude oil imports	321	317
215	211	345	Oil product imports	213	361
160	287	105	Crude oil exports	224	101
141	269	220	Oil product exports	205	203
195	15	434	Net imports	105	374

(1) Includes production from shale oil reserves.

(2) Government take includes royalties, special government participation and rental of areas.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001

The comparison between PETROBRAS' results of operations has been significantly impacted by the Real's devaluation against the U.S. dollar, due to the fact that the average exchange rate for the first half of 2002 was 13.5% higher than the average exchange rate for the first half of 2001.

Revenues

Net operating revenues decreased 17.3% to U.S.$ 10,743 million for the first half of 2002, as compared to net operating revenues of U.S.$ 12,984 million for the first half of 2001. This decrease is primarily attributable to a decrease in international oil products prices from December 31, 2001 through June 30, 2002 and a 4.4% decrease in domestic sales volumes. This decrease was partially offset by an increase in sales volumes outside Brazil, which includes both international sales and exports.

Consolidated sales of products and services decreased 8.7% to U.S.$ 16,305 million for the first half of 2002, as compared to U.S.$ 17,859 million for the first half of 2001.

Included in sales of products and services are the following amounts which PETROBRAS collected on behalf of the federal or state governments:

- Value-added and other taxes on sales of products and services and social security contributions. These taxes decreased to U.S.$ 2,596 million for the first half of 2002, as compared to U.S.$ 4,550 million for the first half of 2001, primarily due to the decrease in sales of products and services and to the reduction in PASEP/COFINS charges during the first half of 2002, since the amounts paid as CIDE are permitted to be deducted from the amount over which the PASEP and COFINS are calculated;
- CIDE, the newly instituted per-transaction tax due to the Federal Government, which amounted to U.S.$ 2,966 million for the first half of 2002; and
- PPE, which amounted to an expense of U.S. $ 325 million for the first half of 2001 and that was eliminated at the end of 2001.

Cost of sales

Cost of sales for the first half of 2002 decreased 15.4% to U.S$ 5,456 million, as compared to U.S.$ 6,450 million for the first half of 2001. This decrease was mainly due to:

- a decrease in imports of U.S.$ 1,234 million, primarily as a result of the elimination of our legal obligation to import naphtha;
- a decrease of U.S.$ 29 million in government take (which includes royalties, special government participation and rental of areas) primarily attributable to a decrease in international oil products prices;
- the effect of the devaluation of the Real against the U.S. dollar on our cost of sales as expressed in U.S. dollars, since a significant portion of our cost of sales is denominated in Reais; and
- a decrease of approximately U.S.$ 235 million related to the 4.4 % reduction of domestic sales volumes.

These decreases were partially offset by a net increase in cost of sales outside Brazil of approximately U.S.$ 361 million, attributable to an increase in PETROBRAS' sales volume in the international market, partially offset by a decrease in international oil products prices.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses decreased 16.2% to U.S.$ 841 million for the first half of 2002, as compared to U.S.$ 1,004 million for the first half of 2001. This decrease was primarily attributable to the effect of the devaluation of the Real against the U.S. dollar and the reduction of approximately U.S.$ 29 million in abandonment costs, as a consequence of a revaluation of mineral reserves (crude oil and natural gas).

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 32.3% to U.S. $ 209 million for the first half of 2002, as compared to U.S. $ 158 million for the first half of 2001. This increase was mainly caused by an increase of approximately U.S.$ 39 million in dry holes expenses and U.S.$ 29 million in geological and geophysical expenses, which were partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 4.0% to U.S.$ 943 million for the first half of 2002, as compared to U.S.$ 907 million for the first half of 2001.

Selling expenses increased 8.2% to U.S.$ 530 million for the first half of 2002, as compared to U.S.$ 490 million for the first half of 2001. Although partially offset by the effect of the devaluation of the *Real* on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

- a U.S.$ 36 million charge for doubtful accounts and gas station improvements;
- U.S.$ 10 million in expenses of EG3 (new subsidiary) in the first half of 2002; and
- an increase of U.S.$ 9 million in expenses related to technical consulting services in connection with PETROBRAS' increased outsourcing of selected non-core activities.

General and administrative expenses decreased 1.0% to U.S.$ 413 million for the first half of 2002, as compared to U.S.$ 417 million for the first half of 2001. This decrease was primarily attributable to the effect of the devaluation of the Real against the U.S. dollar, and was partially offset by an increase of U.S.$ 26 million in expenses related to technical consulting services in connection with PETROBRAS' increased outsourcing of selected non-core general and administrative activities.

Research and development expenses

Research and development expenses increased 10.9% to U.S.$ 71 million for the first half of 2002, as compared to U.S.$ 64 million for the first half of 2001. This increase was related to the increase in investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$ 15 million, which was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies amounted to a loss of U.S.$ 42 million for the first half of 2002, as compared to a gain of U.S.$ 10 million for the first half of 2001. This decrease is mainly attributable to a loss of U.S.$ 42 million related to the effect of the devaluation of the Argentine Peso against the U.S. dollar, which impacted the result of PETROBRAS' equity investments in Compañia Mega, an Argentine company which is engaged in natural gas activities.

Financial income

Financial income decreased 13.0% to U.S.$ 674 million for the first half of 2002 as compared to U.S.$ 775 million for the first half of 2001. This decrease is primarily attributable to:

- a reduction in financial interest income from short-term investments, which declined 12.9% to U.S.$ 453 million for the first half of 2002, as compared to U.S.$ 520 million for the first half of 2001, primarily due to the fact that the average exchange rate for the first half of 2002 was 13.5% higher than the average exchange rate for the first half for 2001; and

- a reduction in financial interest income from Government securities (National Treasury Bonds), which were transferred last year to PETROS to reduce PETROBRAS' pension liability, which decreased 46.4% to U.S.$ 67 million for the first half of 2002, as compared to U.S.$ 125 million for the first half of 2001.

Financial expense

Financial expense increased 12.9% to U.S.$ 447 million for the first half of 2002, as compared to U.S.$ 396 million for the first half of 2001. This increase was primarily attributable to the increase in the average balance of total debt to U.S.$ 13,279 million during the first half of 2002, as compared to U.S.$ 12,284 million during the first half of 2001. This increase was partially offset by the decrease in the LIBOR rate during the first half of 2002 as compared to the first half of 2001.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net decreased 28.3% to an expense of U.S.$ 616 million for the first half of 2002, as compared to an expense of U.S.$ 859 million for the first half of 2001. Approximately 88% of PETROBRAS' indebtedness was denominated in foreign currencies during the first half of 2002 and 2001.

Although the effect of an 18.4% devaluation of the Real against the U.S. dollar during the first half of 2002 is higher when compared to a 15.2% devaluation of the Real against the U.S. dollar during the first half of 2001, the following events contributed to the decrease in monetary and exchange variation on monetary assets and liabilities, net in the first half of 2002 as compared to the same period in 2001:

- a loss of U.S.$ 77 million in respect of PETROBRAS' hedging contracts, due to the devaluation of the Japanese Yen against the U.S. dollar during the second quarter of 2001 as compared to a gain of U.S.$ 14 million during the second quarter of 2002; and

- a U.S.$ 122 million foreign exchange gain on advances to foreign suppliers.

Employee benefit expense

Employee benefits expenses increased 52.3% to U.S.$ 262 million for the first half of 2002, as compared to U.S.$ 172 million for the first half of 2001. This increase is primarily attributable to an increase in the provision of U.S.$ 77 million due to the annual actuarial calculation of the pension plan liability and an expense of U.S.$ 33 million related to the migration process to the new pension plan. These increases were partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Other taxes

Other taxes increased 16.3% to U.S.$ 178 million for the first half of 2002, as compared to U.S.$ 153 million for the first half of 2001. This increase is primarily attributable to an increase of U.S.$ 31 million in the PASEP/COFINS taxes payable in respect of foreign exchange gain on assets. This increase was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Other expenses, net

Other expenses, net for the first half of 2002 decreased 86.8% to U.S.$ 37 million, as compared to an expense of U.S.$ 280 million for the first half of 2001. The most significant nonrecurring charge for the first half of 2002 was an expense of U.S.$ 49 million for contractual contingencies relating to thermoelectric plants.

The most significant nonrecurring charges for the first half of 2001 were:

- a U.S.$ 95 million loss recorded in respect of the sinking of Platform P-36;
- a U.S.$ 75 million allowance for doubtful accounts recorded with respect to advances to suppliers; and
- a U.S.$ 155 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the partial completion of the certification of the balance of the account by the Federal Government.

Income tax (expense) benefit

Although the income before income taxes and minority interest decreased 30.4% from U.S.$ 3,326 million for the first half of 2001, to U.S.$ 2,315 million for the first half of 2002, PETROBRAS recorded an income tax expense of U.S.$ 923 million for the first half of 2002, a 24.2% increase from an expense of U.S.$ 743 million for the first half of 2001. The most significant factors that influenced this increase were:

- the fact that income before income taxes and minority interest for the first half of 2001 included U.S.$ 497 million in respect of insurance proceeds received as a result of the platform P-36 accident, which was not subject to income tax; and
- a U.S.$ 210 million tax benefit on interest on stockholders' equity recorded in 2001.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 6 to PETROBRAS' Unaudited Consolidated Financial Information as of June 30, 2002.

THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account - Receivable from the Federal Government has been used to accumulate the impact on PETROBRAS of the Federal Government's regulatory policies for the Brazilian oil and gas industry.

According to legislation applicable to the Petroleum and Alcohol Account until December 31, 2001, PETROBRAS had the right to offset amounts owed to the Federal Government relating to the regulatory policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

On June 30, 1998, the Federal Government issued National Treasury Bonds - Series H in the name of PETROBRAS, which were placed with a federal depositary to support the balance of this account. The value of the outstanding Series H bonds as of June 30, 2002 was U.S.$ 57 million.

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. The National Petroleum Agency – ANP through its Order number 50, dated April 19, 2002, designed an audit commission to certify the balance of the Petroleum and Alcohol Account for the period July 1, 1998 to November 30, 2002, and established that eventual adjustments should be made only until November 30, 2002. The settlement of the account with the Federal Government should be formalized by a Liability Commitment to be signed by December 31, 2002, in accordance with Decree number 4.292, of June 28, 2002. The Company does not expect significant adjustments from the ANP audit of this period.

As a result of the deregulation of the market and current legislation, effective January 2, 2002, PPE was eliminated and the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and alcohol to PETROBRAS and third parties.

The balance of the Petroleum and Alcohol Account at June 30, 2002 represents a credit to PETROBRAS against the Federal Government in the amount of US$ 295 million, an increase of 264% or US$ 214 million when compared with December 31, 2001. This increase is primarily attributable to a provision of US$ 259 million for expenses in connection with Article 7 of Law No. 10.453, of May 13, 2002, which includes the Sugar Cane Cost Equalization Program in the Northeast Region as well as the receipt of credits and settlement of debits relating to events prior to December 31, 2001, as established by the ANP.

The following summarizes the changes in the Petroleum and Alcohol Account for the six months ended June 30, 2002:

	U.S. $ million June 30, 2002
Beginning balance	81
Advances (Collections) of PPE	(6)
Reimbursements to third parties	250
Reimbursements to PETROBRAS	30
Financial Income	1
Translation Gain	(61)
Ending balance	295

BUSINESS SEGMENTS

The segment information included herein was prepared based on the same accounting policies reflected in the PETROBRAS Audited Consolidated Financial Statements and the Interim Consolidated PETROBRAS Financial Information. Inter-segment net revenues includes sales to external clients and inter-segment sales based upon an internal transfer price established for transactions among the segments.

The following table sets forth by segment the consolidated operating revenues and income from operations (net operating revenues before elimination of inter-segment revenues less: cost of sales; depreciation, depletion and amortization; and exploration, including dry holes), reflecting PETROBRAS' domestic and international activities for the six months ended June 30, 2002 and June 30, 2001.

	U.S. $ million	
	For the Six Months Ended June 30,	
	2002	2001
Exploration and Production		
Net revenues to third parties	914	153
Inter-segment net revenues	4,900	5,392
Total net operating revenues	5,814	5,545
Income from operations	2,838	2,644
Net income	1,631	1,609
Supply		
Net revenues to third parties	5,762	8,702
Inter-segment net revenues	2,770	2,672
Total net operating revenues	8,532	11,374
Income from operations	1,311	2,211
Net income	588	1,322
Distribution		
Net revenues to third parties	3,273	3,449
Inter-segment net revenues	63	46
Total net operating revenues	3,336	3,495
Income from operations	319	285
Net income	38	40
Gas and Energy		
Net revenues to third parties	347	308
Inter-segment net revenues	89	75
Total net operating revenues	436	383
Income from operations	77	67
Net income	(79)	(146)
International		
Net revenues to third parties	447	372
Inter-segment net revenues	38	39
Total net operating revenues	485	411
Income from operations	40	105
Net income	(29)	51

PETROBRAS' income from operations decreased 13.7% to U.S.$ 4,585 million in the first half of 2002, as compared to U.S.$ 5,312 million for the first half of 2001. This decrease was largely due to a decrease in sales prices of oil products as discussed above.

PETROBRAS' exploration and production, and supply activities in the first half of 2002 contributed to income from operations in the amount of U.S.$ 2,838 million and U.S.$ 1,311 million, respectively. During the same period, PETROBRAS' distribution, gas and energy and international segments contributed income from operations of U.S.$319 million, U.S.$ 77 million and U.S.$ 40 million, respectively.

Exploration and production, and supply activities in the first half of 2001 contributed to income from operations in the amount of U.S.$ 2,644 million and U.S.$ 2,211 million, respectively. During the same period, PETROBRAS' distribution, gas and energy and international segments contributed to income from operations of U.S.$ 285 million, U.S.$ 67 million and U.S.$ 105 million, respectively.

Segment assets

	U.S. $ million	
Segment	June 30, 2002	December 31, 2001
Exploration and production	13,794	13,992
Supply	8,068	8,682
Distribution	1,463	1,525
Gas and Energy	2,800	2,666
International	1,643	1,715
Corporate	7,016	9,885
Eliminations	(1,598)	(1,601)
Total assets	33,186	36,864

CAPITAL EXPENDITURES

In accordance with the objectives established in the strategic plan for 2001 – 2005, PETROBRAS continues to prioritize capital expenditures in the development of crude oil and natural gas production. In 1H2002, total capital expenditures were U.S.$ 2,379 million, representing an increase of 22% over capital expenditures made in 1H2001.

Activities

	U.S.$ million	
	June 30,	
	2002	2001
Domestic market		
• Exploration and Production	1,302	1,108
• Supply	362	247
• Distribution	95	31
• Gas and Energy	256	32
• Corporate	58	84
	2,073	**1,502**
Project Financings		
• Albacora	42	35
• Espadarte / Voador / Marimbá – EVM	74	80
• Cabiúnas	10	35
• Companhia Petrolifera Marlim	42	138
• Others	16	5
	184	**293**
Total domestic market	**2,257**	**1,795**
International Market		
• Exploration and Production	115	156
• Supply	4	1
• Gas and Energy	2	
• Corporate	1	
Total international market	**122**	**157**
Total capital expenditures	**2,379**	**1,952**

- Of the capital expenditures incurred during 1H2002, U.S. $ 1,486 million (62%), were directed to domestic exploration and production activities, which includes our exploration and production segment and our project financings.

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of June 30, 2002 (Unaudited)	As of December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	4,306	7,360
Accounts receivable, net	2,766	2,759
Inventories	2,524	2,399
Other current assets	1,960	1,808
Total current assets	11,556	14,326
Property, plant and equipment, net	18,173	19,179
Investments in non-consolidated companies and other investments	385	499
Other assets		
Petroleum and Alcohol Account – Receivable from Federal Government	295	81
Government securities	598	665
Unrecognized pension obligation	115	187
Others	2,064	1,927
Total other assets	3,072	2,860
Total assets	33,186	36,864
Liabilities and stockholders' equity		
Current liabilities		
Trade accounts payable	1,661	1,783
Short-term debt	749	1,101
Current portion of long-term debt	457	940
Project financings	485	680
Capital lease obligations	341	298
Other current liabilities	3,131	3,242
Total current liabilities	6,824	8,044
Long-term liabilities		
Employees post retirement benefits	2,921	3,380
Project financings	3,379	3,153
Long-term debt	6,245	5,908
Capital lease obligations	1,791	1,930
Other liabilities	939	1,123
Total long-term liabilities	15,275	15,494
Minority interest	(17)	79
Stockholders' equity		
Shares authorized and issued:		
Preferred stock – 451,935,669	2,459	1,882
Common stock – 634,168,418	3,761	2,952
Reserves and other	4,884	8,413
Total stockholders' equity	11,104	13,247
Total liabilities and stockholders' equity	33,186	36,864

Income Statement
(Unaudited)
(in millions of U.S. dollars, except for share and per share data)

	Second quarter			Six months ended June 30,	
1Q-2002	2002	2001		2002	2001
7,476	8,829	8,524	Sales of products and services	16,305	17,859
			Less:		
(1,230)	(1,366)	(2,021)	Value-added and other taxes on sales and services	(2,596)	(4,550)
		(73)	Specific parcel price – PPE		(325)
(1,517)	(1,449)		CIDE	(2,966)	
4,729	6,014	6,430	Net operating revenues	10,743	12,984
(2,476)	(2,980)	(3,292)	Cost of sales	(5,456)	(6,450)
(402)	(439)	(356)	Depreciation, depletion and amortization	(841)	(1,004)
(99)	(110)	(93)	Exploration, including exploratory dry holes	(209)	(158)
(453)	(490)	(474)	Selling, general and administrative expenses	(943)	(907)
(38)	(33)	(33)	Research and development expenses	(71)	(64)
(3,468)	(4,052)	(4,248)	Total costs and expenses	(7,520)	(8,583)
(76)	34	9	Equity in results of non-consolidated companies	(42)	10
287	387	364	Financial income	674	775
(212)	(235)	(205)	Financial expense	(447)	(396)
45	(661)	(333)	Monetary and exchange variation on monetary assets and liabilities, net	(616)	(859)
(151)	(111)	(79)	Employee benefit expense	(262)	(172)
(73)	(105)	(79)	Other taxes	(178)	(153)
(60)	23	(66)	Other expenses, net	(37)	(280)
(240)	(668)	(389)		(908)	(1,075)
1,021	1,294	1,793	Income before income taxes and minority interests	2,315	3,326
			Income tax expense:		
(334)	(451)	(245)	Current	(785)	(583)
(23)	(115)	(122)	Deferred	(138)	(160)
(357)	(566)	(367)	Total income tax expense	(923)	(743)
(51)	145	43	Minority interest in (income) loss of consolidated subsidiaries	94	107
613	873	1,469	Net income	1,486	2,690
			Weighted average number of shares *outstanding*		
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
451,935,669	451,935,669	451,935,669	Preferred/ADS	451,935,669	451,935,669
			Basic and diluted earnings per share		
0.56	0.80	1.35	Common/ADS and Preferred/ADS	1.37	2.48

Statement of Cash Flows Data
(Unaudited)
(in millions of U.S. dollars)

1Q-2002	Second quarter 2002	Second quarter 2001		Six months ended June 30, 2002	Six months ended June 30, 2001
			Cash flows from operating activities		
613	873	1,469	Net income for the period	1,486	2,690
			Adjustments to reconcile net income to net cash provided by operating activities		
444	578	449	Depreciation, depletion and amortization	1,022	1,059
65	67	65	Loss on property, plant and equipment	132	700
			Loss on government securities		
98	702	383	Foreign exchange and monetary loss	800	728
147	(66)	(23)	Others	81	(50)
			Decrease (increase) in assets		
(240)	(453)	(234)	Accounts receivable, net	(693)	129
10	(67)	159	Petroleum and Alcohol Account – Receivable from Federal Government	(57)	389
(229)	(431)	(353)	Inventories	(660)	(377)
(79)	(204)	(79)	Advances to suppliers	(283)	(203)
			Insurance receivable		(497)
88	(490)	(201)	Others	(402)	(494)
			Increase (decrease) in liabilities		
25	139	250	Trade accounts payable	164	(73)
(283)	593	146	Taxes payable, other than income taxes	310	17
69	342	(105)	Other liabilities	411	386
728	**1,583**	**1,926**	**Net cash provided by operating activities**	**2,311**	**4,404**
			Cash flows from investing activities		
(1,100)	(1,279)	(994)	Additions to property, plant and equipment	(2,379)	(1,952)
(65)	(71)	(97)	Others	(136)	(150)
(1,165)	**(1,350)**	**(1,091)**	**Net cash used in investing activities**	**(2,515)**	**(2,102)**
(392)	**(1,472)**	**(1,805)**	**Cash flows from financing activities**	**(1,864)**	**(2,427)**
(829)	**(1,239)**	**(970)**	**Increase (decrease) in cash and cash equivalents**	**(2,068)**	**(125)**
(86)	(900)	(249)	Effect of exchange rate changes on cash and cash equivalents	(986)	(847)
7,360	**6,445**	**6,073**	**Cash and cash equivalents at beginning of period**	**7,360**	**5,826**
6,445	**4,306**	**4,854**	**Cash and cash equivalents at the end of period**	**4,306**	**4,854**

Income Statement by Segment

	Six months ended June 30, 2002 U.S.$ million							
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME								
Net operating revenues to third parties	914	5,762	347	447	3,273			10,743
Intersegment net operating revenues	4,900	2,770	89	38	63		(7,860)	
Net operating revenues	**5,814**	**8,532**	**436**	**485**	**3,336**		**(7,860)**	**10,743**
Cost of sales	(2,189)	(7,108)	(327)	(373)	(2,976)		7,517	(5,456)
Depreciation, depletion and amortization	(601)	(113)	(32)	(49)	(41)	(5)		(841)
Exploration, including dry holes	(186)			(23)				(209)
Selling, general and administrative expenses	(38)	(404)	(26)	(43)	(229)	(203)		(943)
Research and development expenses	(33)	(21)	(2)			(15)		(71)
Cost and expenses	**(3,047)**	**(7,646)**	**(387)**	**(488)**	**(3,246)**	**(223)**	**7,517**	**(7,520)**
Results of non-consolidated companies		(1)	2	(43)				(42)
Debt expenses, net	(234)	1	(183)	25	8	(6)		(389)
Employee benefit expense						(262)		(262)
Other expenses, net	(63)	9	(64)	24	(8)	(127)	14	(215)
Income before income taxes and minority interest	**2,470**	**895**	**(196)**	**3**	**90**	**(618)**	**(329)**	**2,315**
Income tax benefits (expense)	(839)	(301)	(35)	(32)	(37)	202	119	(923)
Minority interest		(6)	152		(15)	(37)		94
Net income	**1,631**	**588**	**(79)**	**(29)**	**38**	**(453)**	**(210)**	**1,486**

Selected Balance Sheet Data by Segment

	Six months ended June 30, 2002 U.S.$ million							
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
CURRENT ASSETS	**1,511**	**4,207**	**648**	**561**	**993**	**4,538**	**(902)**	**11,55**
Cash and cash equivalents		391	49	170	34	3,662		4,30
Other currents assets	1,511	3,816	599	391	959	876	(902)	7,25
INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS	**1**	**208**	**57**	**15**	**17**	**84**	**3**	**385**
PROPERTY, PLANT AND EQUIPMENT, NET	**11,854**	**3,449**	**1,339**	**1,007**	**298**	**228**	**(2)**	**18,173**
NON CURRENT ASSETS	**428**	**204**	**756**	**60**	**155**	**2,166**	**(697)**	**3,072**
Petroleum and Alcohol Account						295		29
Government securities held-to-maturity		2				219		22
Other assets	428	202	756	60	155	1,652	(697)	2,55
TOTAL ASSETS	13,794	8,068	2,800	1,643	1,463	7,016	(1,598)	33,18

Selected Data for International Segment

	Six months ended June 30, 2002 U.S.$ million INTERNATIONAL						
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL							
ASSETS	**1,046**	**286**	**17**	**144**	**213**	**(63)**	**1,643**
STATEMENT OF INCOME							
Net Operating Revenues	**128**	**432**	**15**	**189**		**(279)**	**485**
Net operating revenues to third parties	38	205	15	189			**447**
Intersegment net operating revenues	90	227				(279)	**38**
Net income	**16**	**14**		**(24)**	**(35)**		**(29)**

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

LISTED BOVESPA São Paulo Stock Exchange COMPANY

PBR LISTED NYSE PBRA LISTED NYSE

Latibex LATINOAMERICA EN EUROS

This document may contain forecasts about future events. Such forecasts merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.